Exhibit 99.1
FOR IMMEDIATE RELEASE
Contact: Sridhar Ramasubbu
Wipro Limited
408-242-6285
Wipro records 32% growth in Total Revenue
Results for the quarter and year ended March 31, 2008 under US GAAP
Bangalore, India and East Brunswick, New Jersey, USA — April 18, 2008 — Wipro Limited (NYSE:WIT) today announced financial results under US GAAP for its fourth fiscal quarter and year ended March 31, 2008.
Highlights
Results for the year ended March 31, 2008
➢	Total Revenue was Rs. 197.43 billion ($4.93 billion1), representing an increase of 32% over the same period last year.

➢	Net Income was Rs. 32.24 billion ($806 million1), representing an increase of 11% over the same period last year.

➢	Global IT Services and Products Revenue was Rs.136.28 billion ($3.41 billion1), representing an increase of 23% over the same period last year.

➢	Our Technology business in Global IT Services segment crossed a landmark of $1 billion of annual Revenue and our business from the Americas and Europe crossed $2 billion and $1 billion respectively.

➢	Global IT Services and Products Earnings Before Interest and Tax (EBIT) was Rs. 28.62 billion ($715 million1), representing an increase of 8% over the same period last year.

➢	Global IT Services and Products added 166 new clients during the year.

➢	Revenue from each of our India, Middle East and Asia Pacific businesses grew by 45% to Rs. 34.60 billion ($865 million1); EBIT grew by 34% to Rs. 2.74 billion ($68 million1)

➢	Wipro Consumer Care and Lighting business Revenue grew 93% YoY and EBIT grew 72% YoY.

➢	Fresh Restricted Stock Award granted for employees effective 1st April as part of long-term talent retention strategy.

➢	Board of Directors recommends a final cash dividend of Rs. 4 per share/ADS ($0.1 per share/ADS1), subject to shareholder approval in the Annual General Meeting scheduled in July 2008. This, coupled with an interim dividend of Rs. 2 per share ($0.05 per share/ADS1), will take total dividend to 300% at Rs. 6 per share ($0.15 per share/ADS1).
Results for the quarter ended March 31, 2008
➢	Total Revenue was Rs. 55.96 billion ($1.4 billion1), representing an increase of 29% over the same period last year.

➢	Net Income was Rs. 8.75 billion ($219 million1), representing an increase of 2% over the same period last year.

1.	For the convenience of the reader, the amounts in Indian rupees in this release have been translated into United States dollars at the noon buying rate in New York City on March 31, 2008, for cable transfers in Indian rupees, as certified by the Federal Reserve Bank of New York, which was US $1=Rs.40.02. However, the realized exchange rate in our Global IT Services and Products business segment for the quarter ended March 31, 2008 was US$1=Rs. 39.87.

➢	Global IT Services and Products Revenue was Rs. 38.27 billion ($956 million1), representing an increase of 26% over the same period last year.
➢	Global IT Services and Products Earnings Before Interest and Tax (EBIT) was Rs. 7.78 billion ($194 million1), representing an increase of 9% over the same period last year.

➢	Global IT Services and Products business added 29 new clients during the quarter.

➢	During the quarter, Wipro IT Business won 3 multi-year multi-million dollar deals.

➢	Wipro was cited by Forrester as “A Leader in Oracle Implementation Services”.

➢	Our India, Middle East & Asia Pac business recorded 29% YoY growth in Revenues to Rs. 10.00 billion ($250 million1); EBIT grew 23% to Rs. 0.90 billion ($22 million1).

➢	Wipro Consumer Care and Lighting business Revenue grew 128% YoY and PBIT grew 87% YoY.
Performance for the Year ended March 31, 2008 and Outlook for our Quarter ending June 30, 2008
Azim Premji, Chairman of Wipro, commenting on the results said “2007-08 was an eventful year for Wipro. Revenues for the combined IT business achieved $4.3 billion. For the quarter, we recorded Revenues of $959.9 million which was ahead of our guidance of $955 million. During the year, we made our largest ever acquisition that further strengthened our position as the leader in Technology Infrastructure Services (TIS). We also made a large acquisition in the Consumer Care business. With industry leading organic growth rates and acquisition, Consumer care business has reached a Revenue run rate in excess of $100 million per quarter. We won several large, integrated and transformational deals both in Global IT as well as in India, Middle East and Asia Pac geographies. We continue to invest in our Sales footprint, 360 degree engagement model, MEGA/GAMA account strategy and Large Programs team. During FY08, we saw robust growth in all our key Verticals and differentiated Service lines. Both the Global IT and India, Middle East and Asia Pac businesses leveraged on each other in delivering transformational solutions to our customers. India, Middle East and Asia Pac IT business grew its Services business substantially and now accounts for 33% of its business. We believe it is now appropriate to present our IT business on a combined basis. We will report the combined business going forward split into IT Services and IT products.
The global economic outlook has changed significantly since the beginning of this calendar year. It poses challenges and at the same time, opens up newer opportunities. Given the uncertainty in the environment, we remain cautious but resilient. For the quarter ending June 2008, we expect our Combined IT Services Revenue to be approximately $1,060 million. Corresponding base number for Q4 08 and Q1 08 for the Combined IT Services business was $1,031.5 million and $ 779.1 million respectively
Suresh Senapaty, Chief Financial Officer of Wipro, said — “During the Quarter ended March 08, Energy & Utilities, Financial Services and Retail grew ahead of company average. Our differentiated Service lines of TIS, Testing and BPO continue to power our growth. Our investments in Europe have yielded good results with superior growth rates. We are seeing good traction in our Infocrossing business which is reflected in the top line as well as bottom line growth. We gave salary hikes to our Onsite employees which had an impact of 100 basis points on our margins. We improved Utilization, margin expansion in acquisitions and other operating parameters, which significantly offset the adverse impact of Onsite salary increase.”
Wipro Limited
Total Revenue for our year ended March 31, 2008 was Rs.197.43 billion ($4.93 billion1), representing an increase of 32% over the same period last year. Net Income for our year ended March 31, 2008 was Rs. 32.24 billion ($806 million1), representing an increase of 11% over the same period last year. Earnings Per Share for our year ended March 31, 2008 were Rs. 22.23 ($0.561), representing an increase of 9% over the same period last year.
Total Revenue for our quarter ended March 31, 2008 was Rs. 55.96 billion ($1.4 billion1), representing an increase of 29% over the same period last year. Net Income for our quarter ended March 31, 2008 was Rs.

8.75 billion ($219 million1), representing an increase of 2% over the same period last year. Earnings Per Share for our quarter ended March 31, 2008 were Rs. 6.04 ($0.151).
Global IT Services and Products (69% of Total Revenue and 85% of Operating Income for our year ended March 31, 2008)
Our Global IT Services and Products business segment recorded Revenue of Rs. 136.28 billion2 ($3.41 billion1) for our year ended March 31, 2008, representing an increase of 23% over the same period last year. EBIT for this segment was Rs. 28.62 billion ($715 million1) for our year ended March 31, 2008, representing an increase of 8% over the same period last year.
Our Operating Income to Revenue for this segment was 21.0% for our year ended March 31, 2008, representing a decrease of 300 basis points compared to the same period last year.
Return on Capital Employed (ROCE) for this segment was 40% for our year ended March 31, 2008, compared to 58% for the same period last year.
We had 82,122 employees as of March 31, 2008, which included 61,844 employees in our IT Services business and 20,278 employees in our BPO business. This represents a net addition of 2,290 employees comprised of 1,919 in our IT Services business and 371 people in our BPO business for the quarter.
As a part of the strategy of building global delivery capabilities, Wipro opened a BPO center in Cebu, Philippines and Wroclaw, Poland. The center will deliver Customer Service Support, Technical Support, HR Services, Financial & Accounting and Procurement Services to customers.
During this quarter, Wipro won a large deal from a leading Consumer Electronics company in US. It is a 5 year engagement which includes Application Management Services covering all applications of the enterprise.
In this quarter, Wipro was selected by NEC Electronics for rendering semiconductor design services and establishing a dedicated engineering development center. The development centre will provide front-end and back-end design services and IP to NEC Electronics for Application Specific Integrated Circuits (ASICs) and microcontrollers in the Digital Consumer and Automotive areas.
Applied Innovation
During this quarter, Wipro’s leadership in innovation was further showcased through private events in Davos, an influencer conclave in UK and a global media meet in Bangalore.
As part of customer experience enrichment program at Wipro’s Applied Innovation Lab, Wipro launched The Intelligent NextGen Associate “TINA” at the NRF Annual Convention & Expo. A Retail automation platform TINA is a platform on which customer interaction applications that use speech, touch and motion may be deployed.

[2]	Global IT Services and Products business segment Revenue was Rs. 136.42 billion for the year ended March 31, 2008 under the Indian GAAP. The difference of Rs. 140 million ($3.50 million1) is primarily attributable to differences in accounting standards under Indian GAAP and US GAAP.

Awards and Recognition
Wipro’s high level of customer orientation led to its winning the Avaya Global Connect Customer Responsiveness Award.
During the quarter, Wipro continued to be recognized for excellence being cited by Forrester Research as a “Leader in Oracle Implementation Services”. The report states that Wipro is “a strong fit for clients looking at leveraging global delivery model”. The report further adds that “Wipro is one of the leading pioneers of the offshore delivery model and has extensive offshore delivery capabilities in its Oracle practice.”
Wipro also bagged the Corporate University Xchange Award and was recognized with “Best Practice Award in the Corporate / College Partnership category”.
The FAO Research Inc, the only research firm focused exclusively on F&A and Procurement outsourcing market announced that Wipro BPO has got top honors along with its customer Avago Technologies in 2008 FAO Research Awards of distinction. This award is recognition towards our capability to demonstrate significant process re-engineering and technology management competency of not only reducing cost of processing but also impacting the significant business pains felt by the customers. Wipro BPO is also the only Indian company to receive this prestigious award.
India and Asia-Pac IT Services and Products (18% of Total Revenue and 8% of Operating Income for our year ended March 31, 2008)
Our India and Asia-Pac IT Services and Products business segment (Wipro Infotech) recorded Revenue of Rs. 34.60 billion ($865 million1) for our year ended March 31, 2008, representing an increase of 45% over the same period last year. EBIT for this segment was Rs. 2.74 billion ($68 million1) for our year ended March 31, 2008, representing an increase of 34% over the same period last year.
Our Operating Income to Revenue for this segment was 7.9% for our year ended March 31, 2008.
Services business contributed 34% to total Revenue during the quarter and grew by 39% yoy.
Wipro Arabia Ltd. won a 5 years contract valued over $ 50 Mn from Etihad Atheeb Telecommunications Company in Kingdom of Saudi Arabia. The scope of the contract includes provisioning & management of a comprehensive suite of OSS / BSS telecom solutions.
Marquee wins in the quarter include a comprehensive SAP implementation project from Adani Infrastructure Development (P) Ltd and infrastructure integration & management contracts from Bangalore International Airport Ltd., Suzlon Energy and Bharat Earth Movers Ltd.
During the quarter, Cisco awarded the best partner award to Wipro Infotech in India. Microsoft conferred the Gold Award for 2007 on Wipro Infotech for all round performance in solution design and delivery.
Return on Capital Employed (ROCE) for this segment was 33% for our year ended March 31, 2008, compared to 46% for the same period last year.
Consumer Care and Lighting (7% of Total Revenue and 5% of Operating Income for our year ended March 31, 2008)
Our Consumer Care and Lighting business segment recorded Revenue of Rs. 14.62 billion ($365 million1) for our year ended March 31, 2008, representing an increase of 93% over the same period last year. EBIT for this segment was Rs. 1.84 billion ($46 million1) for our year ended March 31, 2008, representing an increase of 72% over the same period last year.

Our Operating Income to Revenue for this segment was 12.6% for our year ended March 31, 2008. ROCE for this segment was 16% for our year ended March 31, 2008, compared to 49% for the same period last year.
Our results for the year ended March 31, 2008, computed under Indian GAAP and US GAAP, along with our individual business segment reports, are available in the Investor Relations section of our website at www.wipro.com.
Quarterly Conference Calls
We will hold conference calls today at 11:45 a.m. Indian Standard Time (2:15 a.m. US Eastern Time) and at 6:45 p.m. Indian Standard Time (9:15 a.m. US Eastern Time) to discuss our performance for the quarter and answer questions sent to email ID: Sridhar.ramasubbu@wipro.com. An audio recording of the management discussions and the question and answer session will be available online and will be accessible in the Investor Relations section of our website at www.wipro.com.
About Wipro Limited
Wipro provides comprehensive IT solutions and services, including systems integration, information systems outsourcing, package implementation, software application development and maintenance, and research and development services to corporations globally. Wipro Limited is the first PCMM Level 5 and SEI CMM Level 5 certified IT Services Company globally. Wipro’s Global IT Services business was recently assessed at Level 5 for CMMI V 1.2 across Offshore and Onsite development centers.
In the Indian market, Wipro is a leader in providing IT solutions and services for the corporate segment in India offering system integration, network integration, software solutions and IT services. Wipro also has a profitable presence in niche market segments of infrastructure engineering, and consumer products & lighting. In the Asia Pacific and Middle East markets, Wipro provides IT solutions and services for global corporations.
Wipro’s ADSs are listed on the New York Stock Exchange, and its equity shares are listed in India on the Stock Exchange — Mumbai, and the National Stock Exchange. For more information, please visit our websites at www.wipro.com, www.wiprocorporate.com and www.wipro.in
Forward-looking and Cautionary Statements
Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Any and all forward looking statements here and on any materials on the website are intended only to express our opinion on the earnings potential. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.
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(Tables to follow)

WIPRO LIMITED AND SUBSIDIARIES
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET
(in millions, except share data)

		As of March 31,
		2007	2008	2008
				Convenience
				translation
				into US$

	NOTE	(unaudited)	(unaudited)	(unaudited)

ASSETS
Current assets:
Cash and cash equivalents	Rs.	12,412	39,270	$981
Restricted cash		7,238	—	—
Investments in liquid and short-term mutual funds		32,410	14,808	370
Accounts receivable, net of allowances		28,083	38,908	972
Unbilled Revenue		5,096	8,305	208
Inventories		4,150	7,172	179
Other current assets		11,861	19,878	497

Total current assets		101,250	128,341	3,207
Property, plant and equipment, net		26,541	39,822	995
Investments in affiliates		1,242	1,343	34
Investments securities		357	355	9
Intangible assets, net		2,671	12,038	301
Goodwill		12,698	39,398	984
Other assets		2,008	2,002	50

Total assets	Rs.	146,767	223,299	$5,580

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Borrowings from banks and foreign state instituitions	Rs.	2,893	28,804	$720
Current portion of long-term debt		328	406	10
Current portion of obligations under capital leases		—	323	8
Accounts payable		10,202	13,082	327
Accrued expenses		5,139	8,110	203
Accrued employee costs		5,187	5,160	129
Advances from customers		1,315	2,136	53
Unearned Revenue		1,818	4,162	104
Other current liabilities		16,623	14,354	359

Total current liabilities		43,505	76,537	1,912
Long-term debt, excluding current portion		560	14,522	363
Obligations under capital leases, excluding current portion		—	701	18
Other liabilities		1,234	2,058	51

Total Liabilities		45,299	93,818	2,344

Minority interest		—	114	3
Stockholders’ equity:
Equity shares at Rs. 2 par value: 1,650,000,000 shares authorized; Issued and outstanding: 1,458,999,650, and 1,461,453,320 shares as of March 31, 2007, and March 31, 2008		2,918	2,923	73
Additonal paid-in capital		24,508	26,441	661
Accumulated other comprehensive income		94	(1,053)	(26)
Retained earnings		73,948	101,056	2,525
Equity Shares held by a controlled Trust:		(0)	—	—
7,961,760, and 7,961,760 shares as of March 31, 2007, and March 31, 2008

Total stockholders’s equity		101,468	129,367	3,233

Total liabilities and Stockholder’s equity	Rs.	146,767	223,299	$5,580

WIPRO LIMITED AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
(in millions, except share data)

		Three months ended March 31,				Year ended March 31,
		2007		2008	2008	2007	2008	2008
					Convenience			Convenience
					translation			translation
					into US$			into US$

	Note	(unaudited)		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenues:

Global IT Services and Products
IT Services	Rs.	27,718	Rs.	34,682	$867	101,509	124,599	3,113
BPO Services		2,639		3,217	80	9,413	11,588	290
India and AsiaPac IT Services and Products
Services		2,461		3,424	86	8,369	12,031	301
Products		5,339		6,559	164	15,520	22,497	562
Consumer Care and Lighting		2,107		4,807	120	7,559	14,639	366
Others		3,081		3,265	82	7,063	12,074	302

Total		43,345		55,954	1,398	149,431	197,428	4,933

Cost of Revenues:

Global IT Services and Products
IT Services		18,221		24,544	613	66,818	85,794	2,144
BPO Services		1,652		2,095	52	6,173	7,661	191
India and AsiaPac IT Services and Products				—	—			—
Services		1,381		1,790	45	4,612	6,749	169
Products		4,710		5,715	143	13,943	19,834	496
Consumer Care and Lighting		1,347		2,670	67	4,905	8,681	217
Others		2,507		2,792	70	5,749	10,112	253

Total		29,818		39,606	990	102,200	138,831	3,469

Gross Profit		13,527		16,348	408	47,231	58,597	1,464

Operating Expenses:
Selling and marketing expenses		(2,784)		(4,223)	(106)	(9,173)	(13,807)	(345)
General and administrative expenses		(2,299)		(3,231)	(81)	(7,639)	(10,820)	(270)
Research and development expenses		(63)		221	6	(268)	(405)	(10)
Amortization of intangible assets		(38)		(192)	(5)	(269)	(616)	(15)
Foreign exchange gains / (losses), net		(9)		750	19	(236)	125	3
Others, net		(148)		114	3	221	640	16

Operating Income		8,186		9,787	245	29,868	33,714	842

Other income, net		983		(22)	(1)	2,667	2,167	54
Equity in earnings/(losses) of affiliates		39		100	2	318	257	6

Income before income taxes, minority interest and cumulative effect of change in accounting principle		9,209		9,865	246	32,853	36,138	903
Income taxes		(596)		(1,095)	(27)	(3,723)	(3,873.00)	(97)
Minority interest		—		(16)	(0)	—	(24.00)	(1)

Income before cumulative effect of change in accounting principle		8,613		8,754	219	29,130	32,241	806

Cumulative effect of change in accounting principle		—		—	—	39	—	—

Net income	Rs.	8,613	Rs.	8,754	$219	29,169	32,241	806

Earnings per equity share
Basic
Income before cumulative effect of change in accounting principle		6.04		6.03	0.15	20.42	22.23	0.56
Cumulative effect of change in accounting principle		—		—	—	0.03	—	—
Net income		6.04		6.03	0.15	20.45	22.23	0.56
Diluted
Income before cumulative effect of change in accounting principle		5.96		6.01	0.15	20.17	22.15	0.55
Cumulative effect of change in accounting principle		—		—	—	0.03	—	—
Net income		5.96		6.01	0.15	20.20	22.15	0.55
Weighted average number if equity shares used in computing earnings per equity share:
Basic
Diluted

Additional Information
Operating Income
IT Services		6,332		6,904	173	24,508	25,922	648
Acquisition		138		155	4	(109)	136	3
BPO Services		660		724	18	2,128	2,558	64
Global IT Services and Products		7,130		7,783	194	26,527	28,617	715
India and AsiaPac IT Services and Products		728		896	22	2,039	2,740	68
Consumer Care and Lighting		328		614	15	1,069	1,841	46
Others		117		372	9	433	906	23
Reconciling Items		(116)		121	3	(202)	(391)	(10)
Total		8,186		9,787	245	29,868	33,714	842